Exhibit 12

PEABODY ENERGY CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(IN MILLIONS)

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
Income (Loss) from Continuing Operations Before Income Taxes	$1,138.7	$1,376.0	$(208.6)	$(734.3)	$(547.9)	$(1,399.2)
Interest Expense	222.0	238.6	405.6	425.2	428.2	344.0
Interest Portion of Rental Expense	42.1	52.8	51.9	55.5	56.5	36.7
Losses from Equity Affiliates	1.7	19.2	61.2	83.4	107.6	195.7

Adjusted Earnings (Loss)	$1,404.5	$1,686.6	$310.1	$(170.2)	$44.4	$(822.8)

Interest Expense	$222.0	$238.6	$405.6	$425.2	$428.2	$344.0
Interest Portion of Rental Expense	42.1	52.8	51.9	55.5	56.5	36.7

Adjusted Fixed Charges	$264.1	$291.4	$457.5	$480.7	$484.7	$380.7

Ratio of Earnings to Fixed Charges	5.32	5.79	(1)	(1)	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by approximately $147.4 million, $650.9 million, $440.3 million and $1,203.5 million for the year ended December 31, 2012, the year ended December 31, 2013, the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.